Exhibit 99.2

DESCARTES REPORTS FISCAL 2016 FIRST QUARTER FINANCIAL RESULTS
Continued Strong Operating Performance

WATERLOO, Ontario — May 28, 2015 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2016 first quarter (Q1FY16) ended April 30, 2015. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

"We continue to grow our business in the face of strong foreign exchange head winds, and we’re proud to present another set of outstanding financial results,” said Edward J. Ryan, Descartes' CEO. “We believe these consistent, predictable financial results are made possible by focusing first on delivering customer results.  Last week I had a chance to meet many of our customers at our Global User and Partner Conference, and after listening to our customers I feel stronger than ever that we remain well positioned to continue to grow the largest collaborative logistics community in the world, the Global Logistics Network.”

Q1FY16 Financial Results
As described in more detail below, key financial highlights for Descartes in Q1FY16 included:
•
Revenues of $44.4 million, up 9% from $40.8 million in the first quarter of fiscal 2015 (Q1FY15) and up from $44.3 million in the previous quarter (Q4FY15). The approximate impact of changes in foreign exchange rates on revenues was negative $3.8 million (from Q1FY15 to Q1FY16) and negative $1.2 million (from Q4FY15 to Q1FY16);

•	Services revenues of $41.7 million, up 10% from $38.0 million in Q1FY15 and up from $41.5 million in Q4FY15. Services revenues comprised 94% of total revenues for the quarter;
•	Cash provided by operating activities of $11.9 million, up 42% from $8.4 million in Q1FY15 down from $13.1 million in Q4FY15;
•	Net income of $4.9 million, up 32% from $3.7 million in Q1FY15 and up 36% from $3.6 million in Q4FY15;
•	Earnings per share on a diluted basis of $0.06, consistent with Q1FY15 and up 20% from $0.05 in Q4FY15;
•
Adjusted EBITDA of $14.2 million, up 17% from $12.1 million in Q1FY15 and up 2% from $13.9 million in Q4FY15. Adjusted EBITDA as a percentage of revenues was 32%, up from 30% in Q1FY15 and up from 31% in Q4FY15; and

•	Adjusted EBITDA per share on a diluted basis of $0.19, consistent with Q1FY15 and up 6% from $0.18 in Q4FY15.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include executive departure charges, restructuring charges and acquisition-related expenses).

These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY16	Q4 FY15	Q3 FY15	Q2 FY15	Q1 FY15
Revenues	44.4	44.3	43.1	42.7	40.8
Services revenues	41.7	41.5	39.4	40.2	38.0
Gross Margin	70%	69%	68%	68%	68%
Cash provided by operating activities	11.9	13.1	12.0	16.0	8.4
Net income	4.9	3.6	4.2	3.6	3.7
Earnings per diluted share	0.06	0.05	0.05	0.05	0.06
Adjusted EBITDA	14.2	13.9	13.2	12.7	12.1
Adjusted EBITDA as a % of revenues	32%	31%	31%	30%	30%
Adjusted EBITDA per diluted share	0.19	0.18	0.17	0.19	0.19

Cash Position
At April 30, 2015, Descartes had $128.5 million in cash. Cash has increased $10.4 million in Q1FY16 primarily due to strong cash flow from operations

The table set forth below provides a summary of cash flows for Q1FY16 in millions of dollars:

Q1FY16
Cash provided by operating activities	11.9
Additions to property and equipment	(0.9)
Issuance of common shares, net of issuance costs	0.1
Effect of foreign exchange rate on cash	(0.7)
Net change in cash	10.4
Cash, beginning of period	118.1
Cash, end of period	128.5

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on Thursday, May 28. Designated numbers are +1 866 229-4144 for North America and +1 416 216-4169 for international, using Passcode 8010580#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 11:00 a.m. ET, and until June 4, 2015, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode

8010580#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 220,000 connected parties using its cloud-based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.
# # #

Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to Descartes’ future, opportunities and business; demand for Descartes’ solutions; growth of Descartes’ Global Logistics Network; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; Descartes’ continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes’ continued ability to identify and source attractive and executable business combination opportunities; Descartes’ ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ most recently filed Management’s

Discussion and Analysis.  If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include executive departure charges, restructuring charges and acquisition-related expenses). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed eight acquisitions since the beginning of fiscal 2014, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring and necessary part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q1FY16, Q4FY15, Q3FY15, Q2FY15 and Q1FY15, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q1FY16	Q4FY15	Q3FY15	Q2FY15	Q1FY15
Net income, as reported on Consolidated Statements of Operations	4.9	3.6	4.2	3.6	3.7
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.1	0.2	0.1	0.4	0.4
Interest income	(0.1)	(0.1)	(0.1)	(0.1)	-
Income tax expense	2.1	1.2	2.0	1.7	1.9
Depreciation expense	0.7	0.9	0.8	0.7	0.7
Amortization of intangible assets	6.0	6.2	5.5	5.3	4.6
Stock-based compensation and related taxes	0.3	0.5	0.5	0.4	0.2
Acquisition-related expenses	0.1	0.7	0.2	0.3	0.5
Restructuring charges	0.1	0.7	-	-	0.1
Executive departure charges	-	-	-	0.4	-
Adjusted EBITDA	14.2	13.9	13.2	12.7	12.1

Weighted average diluted shares outstanding (thousands)	76,344	76,303	76,190	68,567	64,817
Diluted earnings per share	0.06	0.05	0.05	0.05	0.06
Adjusted EBITDA per diluted share	0.19	0.18	0.17	0.19	0.19

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2015	2015
ASSETS
CURRENT ASSETS
Cash	128,512	118,053
Accounts receivable (net)
Trade	23,884	22,613
Other	3,318	3,257
Prepaid expenses and other	4,673	4,327
Inventory	399	474
Deferred income taxes	9,421	8,572
	170,207	157,296
PROPERTY AND EQUIPMENT, NET	8,425	7,829
DEFERRED INCOME TAXES	13,547	16,510
INTANGIBLE ASSETS, NET	110,243	115,126
GOODWILL	148,111	147,440
	450,533	444,201
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	3,885	4,620
Accrued liabilities	16,673	16,695
Income taxes payable	2,808	4,112
Deferred revenue	16,630	15,309
	39,996	40,736
LONG-TERM INCOME TAXES PAYABLE	2,964	3,450
DEFERRED INCOME TAXES	8,716	9,630
	51,676	53,816
COMMITMENTS, CONTINGENCIES AND GUARANTEES
SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,494,992 at April 30, 2015 (January 31, 2015 – 75,480,492)	247,936	247,839
Additional paid-in capital	451,051	450,623
Accumulated other comprehensive loss	(22,166)	(25,212)
Accumulated deficit	(277,964)	(282,865)
	398,857	390,385
	450,533	444,201

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2015	2014

REVENUES	44,424	40,836
COST OF REVENUES	13,383	13,249
GROSS MARGIN	31,041	27,587
EXPENSES
Sales and marketing	5,470	4,989
Research and development	7,471	6,719
General and administrative	4,946	4,710
Other charges	158	559
Amortization of intangible assets	5,976	4,632
	24,021	21,609
INCOME FROM OPERATIONS	7,020	5,978

INTEREST EXPENSE	(144)	(407)
INTEREST INCOME	75	34
INCOME BEFORE INCOME TAXES	6,951	5,605
INCOME TAX EXPENSE
Current	271	786
Deferred	1,779	1,125
	2,050	1,911
NET INCOME	4,901	3,694
EARNINGS PER SHARE
Basic	0.06	0.06
Diluted	0.06	0.06
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,484	63,667
Diluted	76,344	64,817

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	January 31,	January 31,
	2015	2014
OPERATING ACTIVITIES
Net income	4,901	3,694
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	667	833
Amortization of intangible assets	5,976	4,632
Stock-based compensation expense	361	282
Deferred tax expense	1,779	1,125
Changes in operating assets and liabilities:
Accounts receivable
Trade	(336)	(1,938)
Other	(55)	604
Prepaid expenses and other	(169)	(493)
Inventory	77	166
Accounts payable	(928)	(1,060)
Accrued liabilities	(337)	(677)
Income taxes payable	(1,404)	(610)
Deferred revenue	1,320	1,831
Cash provided by operating activities	11,852	8,389
INVESTING ACTIVITIES
Additions to property and equipment	(935)	(520)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	-	(6,689)
Cash used in investing activities	(935)	(7,209)
FINANCING ACTIVITIES
Repayments of debt and other financial liabilities	-	(2,196)
Issuance of common shares for cash, net of issuance costs	72	85
Cash provided by (used in) financing activities	72	(2,111)
Effect of foreign exchange rate changes on cash	(530)	577
Increase (decrease) in cash	10,459	(354)
Cash, beginning of period	118,053	62,705
Cash, end of period	128,512	62,351